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                              March 16, 2022

       Christine Nixon
       Chief Legal Counsel
       SAFG Retirement Services, Inc.
       21650 Oxnard Street, Suite 750
       Woodland Hills, CA 91367

                                                        Re: SAFG Retirement
Services, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted March 11,
2022
                                                            CIK No. 0001889539

       Dear Ms. Nixon:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 filed March 11, 2022

       The Reorganization Transactions
       Transfer of AIG Technologies, Inc. and Eastgreen, Inc., page 74

   1. Please file the agreements relating to the purchase of AIG Technologies, Inc. and
                                                        Eastgreen, Inc. as
exhibits to the registration statement, or please explain why you are not required to do so.
       Transactional Accounting Adjustments - Recapitalization, page 78

   2. Please revise to disclose the expected or known material terms related to the future issuance of Senior
Notes and Hybrid Securities.
 Christine Nixon
SAFG Retirement Services, Inc.
March 16, 2022
Page 2
Autonomous Entity Adjustments, page 79

3. Please confirm that all reorganization transactions disclosed on page 74, including the
         Transfer of AIG Technologies, Inc. and Eastgreen, Inc. which occurred in 2022, are included as autonomous entity adjustments, if appropriate.
Notes to the Unaudited Pro Forma Financial Information, page 83

4. Please revise to disclose material revenues, expenses, gains and losses and related tax effects, including the $3.0 billion gain on the sale of the affordable housing portfolio, which will not recur in your income beyond 12 months after the transaction. Refer to
         Rule 11-02(a)(11)(i) of Regulation S-X for guidance.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameChristine Nixon                               Sincerely,
Comapany NameSAFG Retirement Services, Inc.
                                                                Division of
Corporation Finance
March 16, 2022 Page 2                                           Office of
Finance
FirstName LastName